Exhibit (a)(1)(E)
Form of Reminder Email
To:    Eligible Employees
From:    Ruby Alexander, Deputy General Counsel, Sonder Holdings Inc.
Date:    [________], 2022
Subject:    Upcoming Expiration of Sonder’s Stock Option Repricing Program

Hi Everyone,
The Sonder Holdings Inc. (“Sonder”) offer to reprice eligible stock options (referred to as the “Offer”) currently is still open. Please note that the Offer will expire at 9:00 p.m., Pacific Time, on November 15, 2022, unless we extend the Offer. The Offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate (or to change your election, if you previously submitted one).
Participation in the Offer is completely voluntary; however, if you would like to participate in the Offer, you must submit your election electronically via Sonder’s Offer website at www.myoptionexchange.com no later than 9:00 p.m., Pacific Time, on November 15, 2022 (unless we extend the Offer). Your login credentials for the Offer website were provided to you in the launch email from Ruby Alexander, Sonder’s Deputy General Counsel, dated October 18, 2022, announcing the Offer.
Only elections that are properly completed and submitted via the Offer website at www.myoptionexchange.com will be accepted. Elections submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted. If you have any questions, please direct them to Sonder’s Stock Administration team by email at stockadmin@sonder.com.
This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer to Reprice Eligible Stock Options; (2) the launch email from Ruby Alexander, Sonder’s Deputy General Counsel, dated October 18, 2022, announcing the Offer; and (3) the election terms and conditions, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Sonder’s Offer website at www.myoptionexchange.com, or by contacting Sonder’s Stock Administration team by email at stockadmin@sonder.com.